ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update – Routine announcements from
4 February to 12 March 2010

National Grid plc (“NG”)

Monday 8th March 2010

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 42,182 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market today, at a price of 6.585 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	19 Ordinary Shares

Steven Holliday	19 Ordinary Shares

 The Directors total interests after these events are:

Director	Resulting total interest

Mark Fairbairn	662,796 Ordinary Shares

Steven Holliday	1,325,578 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 19 shares purchased by the SIP Trustee for his partner.

National Grid plc (NG.)

Friday 5th March 2010

Notification of Major Interest in NG. Ordinary Shares

NG has today received a further notification from Norges Bank that, effective on 4th March 2010, its interest has reduced to 74,140,927 shares, now representing 2.998% of NG voting ordinary shares (having previously reported at 3.01% effective 4th February 2010).

This notice is given in fulfilment of National Grid plc’s obligation under the DTR requirements.

3 March 2010

National Grid plc (National Grid)

Notification of Directors’ Interests

Deferred Share Plan-2007 Award Release

Yesterday, the Trustee of the National Grid Group Employee Share Trust notified the Company of the early release and transfer on 1 March 2010 of the 2007 award made to Executive Directors, and other participants under the National Grid Deferred Share Plan. The released shares will be held on a restricted basis until their originally scheduled release date of the third anniversary (14 June 2010) of the award. The number of shares disclosed below that have been transferred to participants by the Trustee is the net number following sales to cover statutory deductions.

Director	Number of Shares

Mark Fairbairn	8,170

Steve Holliday	25,001

Steve Lucas	17,248

Nick Winser	15,080

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 2,258 shares released by the Trustee under the Plan for his partner.

Performance Share Plan-2006 Award Release

Yesterday, the Trustee of the National Grid Group Employee Share Trust notified the Company of the early release and transfer on 1 March 2010 of the 2006 award made to Executive Directors, and other participants under the National Grid Performance Share Plan. The released shares will be held on a restricted basis until their originally scheduled release date (27 June 2010). The number of shares disclosed below that have been transferred to participants by the Trustee is the net number following sales to cover statutory deductions.

Director	Number of Shares

Mark Fairbairn	23,904

Steve Holliday	74,700

Steve Lucas	59,760

Nick Winser	52,290

Note: Mark Fairbairn has advised the Company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 7,917 shares released by the Trustee under the Plan for his partner.

The total share interests of the above directors, following these changes, are:

Director	Number of shares
Mark Fairbairn	662,758
Steve Holliday	1,325,559
Steve Lucas	796,058
Nick Winser	738,848
Contact: R W Kerner Assistant Secretary (0207 004
3223)

Monday 1st March 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid plc’s registered capital at 28 February 2010 consisted of 2,617,190,095 ordinary shares, of which 144,214,194 had been purchased in the market and registered as Treasury Shares; leaving a balance of 2,472,975,901 shares with voting rights.

National Grid has also been notified that, earlier today, 2,660 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 1 March 2010 consists of 2,617,190,095 ordinary shares, of which 144,211,534 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,472,978,561 shares with voting rights.

The figure of 2,472,978,561 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

16 February 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 1,580,000 shares held in Treasury were transferred to share scheme trustees. Following this change, National Grid plc’s registered capital from 16 February 2010 consists of 2,617,190,095 ordinary shares, of which 144,214,194 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,472,975,901 shares with voting rights.

The figure of 2,472,975,901 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

Monday 15 February 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 13,705 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 15 February 2010 consists of 2,617,190,095 ordinary shares, of which 145,794,194 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,471,395,901 shares with voting rights.

The figure of 2,471,395,901 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (NG.)

Monday 8th February 2010

Notification of Major Interest in NG. Ordinary Shares

NG has today received confirmation from Norges Bank that, effective on 4th February 2010, its interest, previously in 74,086,738 shares, was increased to 74,453,263 shares, now representing 3.01% of NG voting ordinary shares.

This notice is given in fulfilment of National Grid plc’s obligation under the DTR requirements.

National Grid plc (“NG”)

Monday 8th February 2010

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 45,035 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market today, at a price of 6.234713 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	20 Ordinary Shares

Steven Holliday	20 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	674,948 Ordinary Shares

Steven Holliday	1,395,081 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 20 shares purchased by the SIP Trustee for his partner.